UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) Of The Securities Exchange Act Of 1934

(Amendment No. 2)

VITESSE SEMICONDUCTOR CORPORATION

(Name of Subject Company)

VITESSE SEMICONDUCTOR CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

928497304

(CUSIP Number of Class of Securities)

Christopher R. Gardner

Chief Executive Officer

Vitesse Semiconductor Corporation

4721 Calle Carga

Camarillo, California 93012

(805) 388-3700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Jonathan Friedman, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Vitesse Semiconductor Corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by LLIU100 Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (“Shares”) of the Company, at a purchase price of $5.28 per Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on March 31, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the subsection entitled “Legal Proceedings” in its entirety and replacing it with the following paragraphs:

“Legal Proceedings

On March 23, 2015, members of the Company’s Board of Directors, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware Court, and captioned Jefferson Mattox v. Christopher Gardner. et al., Case Number 10828 (which we refer to as the “Mattox Action”). The Mattox Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company’s Board of Directors breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, (ii) Purchaser and Parent allegedly aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the transactions contemplated by the Merger Agreement is unfair and inadequate. The Mattox Action seeks, among other relief, to enjoin the defendants from consummating the transactions contemplated by the Merger Agreement, rescission or rescissory damages to the extent such transactions are consummated and attorneys’ fees and costs.

On March 27, 2015, the Company, members of the Company’s Board of Directors, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware, and captioned George Gowan v. Vitesse Semiconductor Corp. et al., Case Number 10841 (the “Gowan Action”). The Gowan Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company’s Board of Directors breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, including by agreeing to unreasonable deal protection measures, (ii) the Company, Purchaser and Parent aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the transactions contemplated by the Merger Agreement is unfair and inadequate. The Gowan Action seeks, among other relief, to enjoin defendants from consummating the transactions contemplated by the Merger Agreement, rescission and rescissory damages to the extent the transactions are consummated, damages and attorneys’ fees and costs.

On March 30, 2015, members of the Company’s Board of Directors, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware, and captioned Bernard McGoey v. Christopher Gardner et al., Case Number 10853 (the “McGoey Action”). The McGoey Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company’s Board of Directors breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, (ii) Purchaser and Parent aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the transactions contemplated by the Merger Agreement is unfair and inadequate. The McGoey Action seeks, among other relief, to enjoin defendants from consummating the transactions contemplated by the Merger Agreement, rescission and rescissory damages to the extent the transactions are consummated, damages and attorneys’ fees and costs.

On April 2, 2015, the Company, the Company’s Board of Directors, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware, and captioned Patricia Mroz v. Vitesse Semiconductor et al., Case Number 10867 (the “Mroz Action”). The Mroz Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company’s Board of Directors breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, (ii) the Company and Parent aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the transactions contemplated by the Merger Agreement is unfair and inadequate. The Mroz Action seeks, among other relief, to enjoin defendants from consummating the transactions contemplated by the Merger Agreement, rescission and rescissory damages to the extent the transactions are consummated, damages and attorneys’ fees and costs.

On April 7, 2015, the Company, the Company’s Board of Directors, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware, and captioned Debbie Koenig v. Vitesse Semiconductor et al., Case Number 10881 (the “Koenig Action”). The Koenig Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company’s Board of Directors breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, (ii) Purchaser and Parent aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the transactions contemplated by the Merger Agreement is unfair and inadequate. The Koenig Action seeks, among other relief, to enjoin defendants from consummating the transactions contemplated by the Merger Agreement, rescission and rescissory damages to the extent the transactions are consummated, damages and attorneys’ fees and costs.

On April 8, 2015, members of the Company’s Board of Directors, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware, and captioned Mark Durbin v. Christopher Gardner et al., Case Number 10891 (the “Durbin Action”). The Durbin Action purports to be brought individually and as a class action on behalf of the Company’s

2

stockholders and generally alleges that, among other things, (i) each member of the Company’s Board of Directors breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, including by making inadequate and misleading disclosures to the Company stockholders relating to the Offer and the Merger, (ii) Purchaser and Parent aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the transactions contemplated by the Merger Agreement is unfair and inadequate in light of the Company’s prospects. The Durbin Action seeks, among other relief, to enjoin defendants from consummating the transactions contemplated by the Merger Agreement, rescission and rescissory damages to the extent the transactions are consummated, damages and attorneys’ fees and costs.

On April 10, 2015, the Company, members of the Company’s Board of Directors, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware, and captioned Merrill Davidoff v. Vitesse Semiconductor et al., Case Number 10901 (the “Davidoff Action” and, collectively with the Mattox Action, the Gowan Action, the McGoey Action, the Mroz Action, the Koenig Action and the Durbin Action, the “Lawsuits”). The Davidoff Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company’s Board of Directors breached his fiduciary duties in connection with the transactions contemplated by the Merger Agreement, including by making inadequate and misleading disclosures to the Company’s stockholders relating to the Offer and the Merger, (ii) the Company, Purchaser and Parent aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the transactions contemplated by the Merger Agreement is unfair and inadequate. The Davidoff Action seeks, among other relief, to enjoin defendants from consummating the transactions contemplated by the Merger Agreement, rescission and rescissory damages to the extent the transactions are consummated, damages and attorneys’ fees and costs.

The Company and the members of its Board of Directors believe that the claims asserted in the Lawsuits are without merit and intend to defend their position. However, a negative outcome in any Lawsuit could have a material adverse effect on the Company if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. In addition, although the Company has directors and officers liability insurance, the Company anticipates that it will incur significant expense within its self-insured retention under that insurance. The Company is not currently able to predict the outcome of any of the Lawsuits with any certainty. Additional lawsuits arising out of or relating to the Merger Agreement or the Transaction may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

3

Item 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(F)	Complaint filed by Patricia Mroz on behalf of himself and all others similarly situated, on April 2, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

(a)(5)(G)	Complaint filed by Debbie Koenig on behalf of himself and all others similarly situated, on April 7, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO).

(a)(5)(H)	Complaint filed by Mark Durbin on behalf of himself and all others similarly situated, on April 8, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO).

(a)(5)(I)	Complaint filed by Merrill Davidoff on behalf of himself and all others similarly situated, on April 10, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO).

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2015	VITESSE SEMICONDUCTOR CORPORATION

	By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 31, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Press release issued by Vitesse Semiconductor Corporation and Microsemi Corporation, dated March 18, 2015 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2015).

(a)(5)(B)	Summary Advertisement as published on March 31, 2015 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(5)(C)	Complaint filed by Jefferson Mattox on behalf of himself and all others similarly situated, on March 23, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(5)(D)	Complaint filed by George Gowan on behalf of himself and all others similarly situated, on March 27, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(5)(E)	Complaint filed by Bernard McGoey on behalf of himself and all others similarly situated, on March 30, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

(a)(5)(F)	Complaint filed by Patricia Mroz on behalf of himself and all others similarly situated, on April 2, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

(a)(5)(G)	Complaint filed by Debbie Koenig on behalf of himself and all others similarly situated, on April 7, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO).

(a)(5)(H)	Complaint filed by Mark Durbin on behalf of himself and all others similarly situated, on April 8, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO).

(a)(5)(I)	Complaint filed by Merrill Davidoff on behalf of himself and all others similarly situated, on April 10, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO).

(a)(6)	Opinion of Deutsche Bank Securities Inc. dated March 17, 2015 (included as Annex I to this Schedule 14D-9).+

(e)(1)	Agreement and Plan of Merger, dated as of March 17, 2015, by and among, Microsemi Corporation, LLIU100 Acquisition Corp. and Vitesse Semiconductor Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2015).

(e)(2)	Tender and Support Agreement, dated March 17, 2015, by and among Microsemi Corporation, LLIU100 Acquisition Corp., Vitesse Semiconductor Corporation and certain stockholders of Vitesse Semiconductor Corporation (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2015).

(e)(3)	Confidentiality Letter Agreement, dated March 13, 2013, by and between Vitesse Semiconductor Corporation and Microsemi Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Amendment No. 1 to Confidentiality Letter Agreement, dated February 4, 2015, by and between Vitesse Semiconductor Corporation and Microsemi Corporation (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Exclusivity Letter Agreement, dated February 23, 2015, by and between Vitesse Semiconductor Corporation and MicrosemiCorporation.+

(e)(6)	Amendment No. 1 to Exclusivity Letter Agreement, dated March 11, 2015, by and between Vitesse Semiconductor Corporation and Microsemi Corporation.+

(e)(7)	Employment Agreement, dated as of October 7, 2014, between Vitesse Semiconductor Corporation and Christopher R. Gardner (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 10, 2014).

(e)(8)	Employment Agreement, dated as of October 7, 2014, between Vitesse Semiconductor Corporation and Martin S. McDermut (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 10, 2014).

(e)(9)	Employment Agreement, dated effective November 30, 2011, between Vitesse Semiconductor Corporation and Martin Nuss (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 7, 2012).

(e)(10)	Amendment to Employment Agreement, dated as of November 8, 2012, between Vitesse Semiconductor Corporation and Martin Nuss.+

(e)(11)	Letter Agreement dated as of October 22, 2014 by Vitesse Semiconductor Corporation in favor of Marty McDermut.+

(e)(12)	Letter Agreement dated as of October 22, 2014 by Vitesse Semiconductor Corporation in favor of Martin Nuss.+

(e)(13)	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2010).

(e)(14)(A)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 2, 2004).

(e)(14)(B)	Amendment No. 1 to Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 14, 2014).

(e)(15)	Vitesse Semiconductor Corporation Fiscal Year 2015 Executive Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 3, 2015).

(e)(16)	Vitesse Semiconductor Corporation 2015 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on February 26, 2015).

(e)(17)	Automatic Equity Grant Program for Eligible Directors under the Vitesse Semiconductor Corporation 2015 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 2, 2015).

(e)(18)	Vitesse Semiconductor Corporation Amended and Restated 2011 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 21, 2014).

(e)(19)	Vitesse Semiconductor Corporation 2013 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2013).

(e)(20)	Automatic Equity Grant Program for Eligible Directors under the Vitesse Semiconductor Corporation 2013 Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed with the SEC on December 5, 2013).

(e)(21)	Form of Notice of Grant of Stock Options and Option Agreement under the Vitesse Semiconductor Corporation 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed with the SEC on December 5, 2013).

(e)(22)	Form of Notice of Grant of Restricted Stock Units and RSU Agreement under the Vitesse Semiconductor Corporation 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on December 5, 2013).

(e)(23)	Vitesse Semiconductor Corporation 2010 Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 31, 2010).

(e)(24)	Form of Notice of Grant of Stock Options and Option Agreement under the Vitesse Semiconductor Corporation 2010 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed with the SEC on December 6, 2011).

(e)(25)	Form of Notice of Grant of Restricted Stock Units and RSU Agreement under the Vitesse Semiconductor Corporation 2010 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed with the SEC on December 6, 2011).

(e)(26)	Vitesse Semiconductor Corporation Amended and Restated 2001 Stock Incentive Plan as of September 4, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on January 28, 2010).

(e)(27)	Form of Notice of Grant of Stock Options and Option Agreement under the Vitesse Semiconductor Corporation Amended and Restated 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on January 28, 2010).

(e)(28)	Form of Notice of Grant of Restricted Stock Units and RSU Agreement under the Vitesse Semiconductor Corporation Amended and Restated 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed with the SEC on January 28, 2010).

(e)(29)	Form of Indemnification Agreement entered into by Vitesse Semiconductor Corporation with its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 22, 2007).

+	Previously filed.